Mail Processing
Section

FEB 27 2009

Washington, DC
106

09058165

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53711

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Griffin Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

607 Washington Street
(No. and Street)

Reading (City) Pennsylvania (State) 19603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John M. Durofchalk 610-478-2134
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tomasi & Company, LLP
(Name – *if individual, state last, first, middle name*)

1350 Broadcasting Road, Suite 203 (Address) Wyomissing (City) Pennsylvania (State) 19610 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John M. Durofchalk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Griffin Financial Group, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
TAMMY L. MILLER, Notary Public
City of Reading, Berks County
My Commission Expires March 7, 2013

Tammy L. Miller
Notary Public

Signature

FINOP
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tomasi & Company LLP
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

To the Member
Griffin Financial Group, LLC
Reading, Pennsylvania

We have audited the accompanying statements of financial condition of Griffin Financial Group, LLC (the Company) as of December 31, 2008 and 2007, and the related statements of income, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Griffin Financial Group, LLC as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tomasi & Company LLP

February 25, 2009

1350 Broadcasting Road ■ Suite 203 ■ Wyomissing, PA 19610
Telephone: (610) 898-7900 ■ Fax (610) 898-7992

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 2008	December 2007
Cash	$ 943,904	$ 2,022,120
Advanced client expense	136,586	136,586
Prepaid expenses	219,348	167,427
Securities owned Not readily marketable, at estimated fair value	213,000	-0-
Equipment, at cost, less accumulated depreciation of $10,907 and $7,125 respectively in 2008 and 2007	8,592	6,983
Other assets	1,600	-0-
TOTAL ASSETS	$ 1,523,030	$ 2,333,116

LIABILITIES AND MEMBER'S EQUITY

	2008	2007
LIABILITIES		
Accounts payable	$ 26,886	$ -0-
Accrued PA capital stock tax	179,255	39,929
Payable to related party	159,637	232,321
Deferred revenue	136,586	136,586
	502,364	408,836
MEMBER'S EQUITY	1,020,666	1,924,280
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,523,030	$ 2,333,116

STATEMENTS OF INCOME

	December 2008	December 2007
REVENUES		
Commissions	$ 2,738,492	$ 9,455,053
Client expense reimbursements	44,819	88,994
Other Income	-0-	35,000
Interest income	28,206	108,954
TOTAL REVENUES	2,811,517	9,688,001
EXPENSES		
Employee and subcontracting compensation and related expenses	2,210,034	5,127,548
Promotional and marketing	266,402	110,022
Insurance	225,269	338,828
Professional dues and fees	200,952	163,120
Client development - meals, mileage/other	172,674	118,023
Administrative and support fees	150,000	-0-
Client charges – meals, mileage/other	140,394	166,452
Professional services	71,458	53,777
Occupancy and storage	55,620	91,442
Capital stock tax	48,499	89,293
Seminars and continuing education	47,709	38,335
Report binding	36,708	39,969
Telephone	24,762	17,324
Miscellaneous	17,010	367
Postage and delivery	16,163	18,601
Computer expenses	11,281	11,693
Office supplies	6,398	11,251
Advertising	5,940	331
Depreciation	3,782	3,386
Taxes - other	2,550	5,085
Charitable contributions	1,500	13,295
Bank fees	26	-0-
TOTAL EXPENSES	3,715,131	6,418,142
NET INCOME (LOSS)	$ (903,614)	$ 3,269,859

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

	December	
	2008	2007
BALANCE – Beginning of Year	$ 1,924,280	$ 1,684,421
Net income (Loss)	(903,614)	3,269,859
Member distribution	-0-	(3,030,000)
BALANCE – End of Year	$ 1,020,666	$ 1,924,280

STATEMENTS OF CASH FLOWS

	December 2008	December 2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (Loss)	$ (903,614)	$ 3,269,859
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	3,782	3,386
(Increase) decrease in operating assets:		
Advanced client expense	-0-	33,962
Other Assets	(1,600)	-0-
Prepaid expenses	(51,921)	70,757
Increase (decrease) in operating liabilities:		
Accounts Payable	26,886	-0-
Accrued PA capital stock tax	139,326	(5,000)
Payable to related party	(72,684)	182,900
Deferred revenue	-0-	(33,962)
Net Cash Provided by or (Used In) Operating Activities	(859,825)	3,521,902
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment	(5,391)	(3,107)
Acquisition of Non-Marketable Securities	(213,000)	-0-
Net Cash Used In Investing Activities	(218,391)	(3,107)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member distribution	-0-	(3,030,000)
NET INCREASE/(DECREASE) IN CASH	(1,078,216)	488,795
CASH – Beginning of Year	2,022,120	1,533,325
CASH – End of Year	$ 943,904	$ 2,022,120
SUPPLEMENTAL SCHEDULE OF CASH FLOW DATA:		
Acquisition of non-marketable securities	(213,000)	
Acquired for services provided	213,000	
Cash used to acquire securities	-0-	

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of Griffin Financial Group, LLC is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Griffin Financial Group, LLC is formed as a single member Pennsylvania Limited Liability Company. Since the Company is a limited liability company, no member, manager, agent or employee of the Company shall be personally liable for the debts, obligations, or other liabilities of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any other member, director, manager, agent or employee of the Company, unless the individual has signed a specific personal guarantee. The duration of the Company is perpetual. The Company provides merger and acquisition related advisory services in an open market and is subject to SEC rule 17a-5 but operates pursuant to the (k)(2)(i) exemptive provisions of SEC rule 15c3-3 and does not hold clients' funds or securities. The Company was registered according to the minimum $5,000 net capital provisions of SEC rule 15c3-1 until June 17, 2008 when they were accepted to conduct underwriting activities thus raising the minimum net capital requirement to $100,000. (see Note 4).

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets, liabilities, revenues, and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

All cash in bank accounts are considered cash and cash equivalents. The Company maintains its cash balances in one financial institution located in Reading, Pennsylvania. The accounts are insured by the Federal Deposit Insurance Corporation up to $100,000. From time to time throughout the year and at year end, the cash balances exceed the insured limits.

Revenue Recognition

The Company does not recognize revenue until a transaction is complete unless there is a stipulated non-refundable retainer or a periodic billing for accumulated client advances as part of the arrangement letter with a client. Typically, there are no accounts receivable because Griffin Financial Group, LLC is paid its success fee or commission close to or immediately at closing or upon a qualifying event.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Credit Risk

The Company's involvement with mergers and acquisitions is nationwide but primarily in the northeastern section of the United States. Therefore, the national economy as well as the economy within this region could have an influence on the volume of fees generated by Griffin Financial Group, LLC. In the event the markets are slow, the company is dependent on its member, Griffin Holdings Group, LLC, to contribute sufficient capital to satisfy operating costs and required levels of net capital.

Property and Equipment

Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is included in the results of operations.

Depreciation is calculated using an accelerated method over the estimated useful lives of the respective assets. Depreciation expense charged to operations was $3,782 in 2008 and $3,386 in 2007.

Advertising and Marketing

Advertising and marketing costs are expensed as incurred. Advertising and marketing expense was $272,342 and $110,353 for 2008 and 2007, respectively.

Uncertain Tax Positions

In June 2006, the FASB released FASB Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes." When FIN 48 is implemented, the Company will utilize different recognition thresholds and measurement requirements when compared to prior technical literature in the recognitition of uncertain tax positions. On December 30, 2008, the FASB Staff Position (FSP) FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises," which deferred the implementation of the provisions of FIN 48 until fiscal years beginning after December 15, 2008. As such, the Company has not implemented those provisions in the 2008 financial statements.

Since the provisions of FIN 48 have not been implemented in accounting for uncertain tax positions, the Company continues to utilize its prior policy of accounting for these positions. A liability for taxes is recorded when it is probable that the liability has been incurred and the amount of the liability can be reasonably estimated. If a tax liability is probable, but cannot be reasonably estimated, or it is reasonably possible that a tax liability has been incurred, disclosure is required. Using that guidance, as of December 31, 2008, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

NOTE 2 MANAGEMENT AGREEMENT AND RELATED PARTY TRANSACTIONS

Griffin Holdings Group, LLC (GHG) is owned by Stevens & Lee, P.C., a Pennsylvania Professional Corporation. Griffin Holdings Group, LLC is a 100% owner of Griffin Financial Group, LLC (GFG). Griffin Holdings Group, LLC entered into a management agreement with GFG to provide various services to GFG. Such services include, but are not limited to, personnel, administrative, and all other services as may be required by GFG to conduct its business. The agreement renews automatically on one-year renewal terms unless either party terminates the agreement as of any December 31st by giving the other party at least thirty days notice. Griffin Holdings Group, LLC will provide personnel and administrative services on a fee reimbursement basis. Stevens and Lee, P.C. also provides administrative and other support services and is compensated accordingly.

Employees performing services on behalf of GFG shall remain at all times employees of GHG. Griffin Holdings Group, or its affiliate, remains responsible for the withholding and payment of all required federal, state, and local taxes with respect to their employees. Griffin Financial Group, LLC will reimburse GHG for payroll and all related costs. Other administrative costs are invoiced by GHG, Stevens and Lee, P.C. or Stevens & Lee Realty based on a proportional share of space, utilities, and other services provided.

The amount of employee and subcontracting compensation and related expenses provided by GHG and charged to operations was $2,138,750 in 2008 and $5,022,811 in 2007. In 2008, $1,979,113 was paid and the remainder of $159,637 is classified as a related party payable while in 2007, $4,790,490 was paid to GHG and $232,321 was reflected as payable. Griffin Financial Group, LLC paid Stevens and Lee Realty $45,000 for occupancy in 2008 and $90,000 in 2007.

The Company also paid an agent who is a related party for insurance during 2008. The total premium including commissions was $146,599. Stevens and Lee, P.C. was paid $150,000 for administrative and support fees.

NOTE 3 SECURITIES OWNED AND FAIR VALUE MEASUREMENT

The company acquired a proprietary not readily marketable security for which there is no market on a securities exchange or no independent publicly quoted market. The amount represented is carried at estimated fair value in accordance with FASB statement #157. FASB #157 defines fair value, establishes a framework for measuring fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques involving income and EBITA multiples and approaches that are consistent with the market and as specified by FASB #157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. This security is deemed to be a level 3 investment which determines fair value based on unobservable inputs for the asset or liability and relies on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

NOTE 4 INCOME TAXES

The Company and its member has elected under the Internal Revenue Code to be a non-taxpaying entity for federal and state income tax purposes. In lieu of a company level tax, the member is taxed on its proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements.

NOTE 5 NET CAPITAL REQUIREMENTS

In 2007 and continuing as of June 17, 2008 Griffin Financial Group, LLC was subjected to the Securities and Exchange Commission net capital rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $5000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Beginning June 17, 2008 the minimum net capital increased to $100,000. At December 31, 2008 and 2007, the Company had net capital of $578,126 and $1,749,870, which was $478,126 and $1,731,720 in excess of its required net capital of $100,000 and $18,150 in 2008 and 2007, respectively. The Company's aggregate indebtedness as of December 31, 2008 was $365,778 and $272,250 as of December 31, 2007 and has met the ratio requirement referred to above.

NOTE 6 OCCUPANCY

The Company has an informal arrangement with Stevens & Lee Realty, a related party for office space and common area maintenance charges. In 2008 and 2007, approximately 4,000 and 6,000 square feet of office space was being utilized with an average comparable price of $11.25 and $15 per square foot respectively. The arrangement is calculated on a monthly basis at $3,750 in 2008 and $7,500 in 2007, and is subject to cancellation or variation in terms depending on the circumstances.

In addition, the Company leases office space in New Jersey and Virginia both having one year terms. Future minimum lease payment as of December 31, 2008 related to these two leases are $10,100 for 2009.

Rent expense for occupancy charged to operations for 2008 and 2007 was $54,100 and $90,000, respectively.

NOTE 7 COMMITMENT

In February 2006, the Company pledged through a non-binding agreement to contribute $125,000 to a local organization. The agreement calls for five annual payments beginning in 2006 and ending in 2010. The amount charged to operations in 2008 was $25,000 and $25,000 in 2007, respectively. The Company, although not legally obligated to do so, plans to follow through with the scheduled annual contributions.

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE I

	December 2008	December 2007
TOTAL ASSETS	$ 1,523,030	$ 2,333,116
TOTAL LIABILITIES	(502,364)	408,836
NET WORTH	1,020,666	1,924,280
SUBORDINATED LOANS	-0-	-0-
ADJUSTED NET WORTH	1,020,666	1,924,280
LESS NET NON-ALLOWABLE ASSETS	(229,540)	174,410
CURRENT CAPITAL	791,126	1,749,870
LESS HAIRCUTS	(213,000)	-0-
NET CAPITAL	578,126	1,749,870
REQUIRED NET CAPITAL	100,000	18,150
EXCESS NET CAPITAL	$ 478,126	$ 1,731,720
AGGREGATE INDEBTEDNESS	$ 365,778	$ 272,250
AGGREGATE INDEBTEDNESS TO NET CAPITAL	.63	.16

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION – (SCHEDULE I CONTINUED)

	December 2008	December 2007
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5)		
Net Capital, as reported in Company's Part II (unaudited) FOCUS report	$ 644,234	$ 1,789,798
Various audit adjustments		
Correct and record depreciation	(1,879)	-0-
Reclassify amounts as expense vs. capital asset	(11,685)	-0-
Properly record wage accrual	10,105	-0-
Accrue and properly state capital stock tax	(49,326)	(39,928)
Reclassify expenses to prepaid	38,632	-0-
Add unrecorded liabilities	(26,887)	-0-
Change in non-allowable assets		
Equipment net of accumulated depreciation	13,564	-0-
Prepaid expenses	(38,632)	-0-
Net Capital Per Above	$ 578,126	$ 1,749,870

INTERNAL CONTROL

Tomasi & Company LLP
Certified Public Accountants & Consultants

REPORT ON INTERNAL CONTROL

To the Member
Griffin Financial Group, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Griffin Financial Group, LLC (the Company), for the years ended December 31, 2008 and 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to

1350 Broadcasting Road ■ Suite 203 ■ Wyomissing, PA 19610
Telephone: (610) 898-7900 ■ Fax (610) 898-7992

future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tomasi & Company LLP

February 25, 2009

GRIFFIN FINANCIAL GROUP, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

Tomasi & Company LLP

Certified Public Accountants & Consultants

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